UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 9, 2026
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
☒
Form 40-F
☐

UBS AG produces regular annual
and quarterly reports, which are
submitted to the SEC under
Forms
20-F
and
6-K,
respectively.
UBS
AG’s
consolidated
financial
statements
are
prepared
in
accordance with IFRS Accounting
Standards. SEC regulations require certain
additional disclosures to
be
included
in
registration
statements
relating
to
offerings
of
securities.
Certain
of
these
additional
disclosures follow
herein, and
should be
read in
conjunction with
the annual
report on
Form 20-F
for
the year ended 31 December 2025 of UBS AG, filed with the SEC on March 9, 2026.

Capitalization of UBS AG
The table
below presents
the consolidated
capitalization of
UBS AG
in accordance
with IFRS
Accounting
Standards in US dollars, the presentation currency of UBS AG.
As of
USD m 31.12.25 30.9.25
Debt:
Short-term debt issued
1
92,101
85,213
Long-term debt issued
2
233,368
244,024
Total debt issued
3
325,469
329,237
of which: funding from UBS Group AG
117,717
124,317
Equity attributable to shareholders
88,845
95,135
Equity attributable to non-controlling interests
334
459
Total capitalization
414,648
424,831
1 Short-term debt issued consists of
debt issued (reflected on the
balance sheet lines Debt issued
measured at amortized cost and
Debt issued designated at fair
value) by UBS AG
and its
subsidiaries and funding from UBS Group AG (measured at amortized cost and designated at fair value)
with a remaining contractual maturity of less than one year without considering any early redemption features.
2 Long-term debt issued consists of debt issued (reflected on the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS AG
and its subsidiaries and funding
from UBS Group AG
(measured at amortized cost
and designated at fair value)
with a remaining contractual
maturity of more than one
year without considering any early redemption features.
3 As of 31 December 2025, 87% of the total debt issued was unsecured.

This
Form
6-K
is
hereby
incorporated
by
reference
into
(1)
the
registration
statements
on
Form
F-3
(Registration Numbers
333-283672 and
333-293403), and
into each
prospectus outstanding
under the
foregoing registration
statements, (2)
any outstanding
offering
circular or
similar document
issued or
authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its
registration statements
filed with
the SEC,
and (3)
the base
prospectus of
Corporate Asset
Backed
Corporation
(“CABCO”)
dated
June
23,
2004
(Registration
Number
333-111572),
the
Form
8-K
of
CABCO filed and dated June
23, 2004 (SEC File Number
001-13444), and the Prospectus Supplements
relating
to
the
CABCO
Series
2004-101
Trust
dated
May
10,
2004
and
May
17,
2004
(Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi ______________
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
March 9, 2026